

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-Mail
Patricia M. Whaley
Vice President, General Counsel and Secretary
Rexnord Corporation
4701 West Greenfield Avenue
Milwaukee, WI 53214

     Re: **Rexnord Corporation**
              Registration Statement on Form S-1
              Filed May 26, 2011
              File No. 333-174504

Dear Ms. Whaley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please identify the underwriters in the next amendment.

2.   Please revise to disclose that following the offering, you will remain a "controlled company" under the New York Stock Exchange listing rules, and state the extent to which Apollo Management will continue to control your company after the offering.

Summary, page 1

3.   We note the significant length of your prospectus summary. Please revise to summarize briefly the nature of your business rather than repeat disclosure verbatim that is already more appropriately located in the business discussion beginning on page 59 of your

document. Also, it appears that the pie charts on pages 3 and 4 could be located in the business discussion rather than in your summary.

4.   Please provide us with independent support for your statements of leadership position and market share in the summary and elsewhere throughout your prospectus. Also, provide support for your statements on page 1 regarding your "heritage of innovation" and "highly trusted brands," on page 2 describing your product portfolio as "one of the broadest and most extensive product offerings," and on page 4 regarding your "reputation for superior quality application expertise." Please mark the materials so that they are tied to the disclosure.

Our Markets, page 5

5.   With a view toward clarified disclosure, please explain how you estimated the sizes of the North American and global markets for your current product offerings and provide us with independent, objective support for these statements.

Our Principal Stockholders, page 10

6.   Please revise to describe briefly the existing arrangements with Apollo and the amounts paid for management and consulting fees in fiscal 2010 and 2011. Also quantify here and elsewhere, as appropriate, the amount of proceeds that will be paid to Apollo and its affiliates upon completion of this offering.

Risk Factors, page 16

7.   In the first risk factor, revise to state your outstanding indebtedness and debt service payment obligations on an actual basis as of March 31, 2011.

We rely on independent distributors, page 19

8.   Please clarify the phrase "market standard terms." Also, please identify the "key distributors," the loss of one of which could have a material adverse effect on your business, financial condition, results of operations or cash flows. Finally, please expand the appropriate section of your document to discuss the material terms of the agreements with your major distributors.

Use of Proceeds, page 34

9.   Please specifically quantify the proceeds that will be paid to affiliates, identify the affiliates, and describe the nature of the affiliation. We note the disclosure on pages 103 and 104 that Apollo and your directors and executive officers purchased senior

subordinated notes due 2016 that will be redeemed, including early redemption premiums, with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results. . . , page 42

Liquidity and Capital Resources, page 55

10.   We note from your disclosures on page F-41 that you have not recorded U.S. income taxes on approximately $35.2 million on foreign subsidiaries' undistributed earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. Please quantify for us the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Revise your MD&A disclosures as necessary to discuss any significant restrictions on your liquidity. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Tabular Disclosure of Contractual Obligations, page 57

11.   Please revise your filing to disclose any payments related to your unrecognized tax benefits. If the amounts and future timing are indeterminable, please include an explanatory footnote. Refer to Item 303(A)(5) of Regulation S-K.

Offer Letters, page 96

12.   Please file as exhibits your employment offer letters with Messrs. Adams, Shapiro, Moore and Jeyarajah.

Certain Relationships and Related Party Transactions, page 102

13.   Please expand to explain how the amount of the termination fee of the management service agreement with Apollo was determined.

14.   Please expand your disclosure regarding the debt transactions with Apollo and to disclose the largest amount of principal outstanding during the period for which disclosure is provided, the amounts outstanding as of the latest practicable date, the amounts of principal paid during the period for which disclosure is provided, and the amount of interest paid during those periods. Refer to Instruction 5 to Item 404(a) of Regulation S-K.

Lock-Up Agreements, page 121

15.   Please file as exhibits the lock-up agreements mentioned in this section.

Financial Statements, page F-1

16.   Please update the financial statements as necessary. Refer to Rule 3-12 of Regulation S-X.

Note 14 – Stock Options, page F-31

17.   Provide us with an itemized chronological schedule detailing each issuance of your common shares, stock options and warrants by the company or principal stockholders since March 2010 through the date of your response. Include the following information for each issuance or grant date:

- Number of shares issued or issuable in the grant
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share estimate
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Nature and terms of any concurrent transactions with the recipient
- Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management's fair value per share determinations to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 18. Commitments and Contingencies, page F-44

18.   We note your disclosures related to your various outstanding litigation. To the extent you have any loss contingencies for which you have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, please revise your disclosures to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Note 21. Subsequent Events, page F-49

19.   Please revise to include the disclosure required by paragraph 855-10-50-4 of the FASB Accounting Standards Codification.

Exhibit 23.1

20.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): William Kuesel, Esq. – O'Melveny & Myers LLP